VSUS TECHNOLOGIES INCORPORATED

18565 SOLEDAD CANYON ROAD #153

CANYON COUNTRY, CA 91351

August 10, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.W.

Division of Corporate Finance

Washington, D.C. 20549

Re:

VSUS Technologies Incorporated

Form 10-K for the fiscal years ended December 31, 2010, Filed March 31, 2011

Form 10-K/A for the fiscal years ended December 31, 2010, Filed June 10, 2011

Form 10-Q for the Quarterly Period Ended March 31, 2011

Filed May 11, 2011

File No. 333-51274

Dear Patrick Gilmore and Jaime John:

Below are the responses to your comments as to your letter of December 23, 2010

Form 10-K for the Fiscal Year Ended December 31, 2010

Balance Sheet, page F-3

1.

We note that the total assets reported as of December 31, 2009 does not equal the sum of the individual line items. Please revise your balance sheet to address this issue. Also ensure that you make confirming changes as necessary to other financials statements and financial information throughout your document.

The Company has filed an amended form 10K/A for December 31, 2010. As part of this amended filing the balance sheet for December 31, 2009 has been revised and equals the sum of the individual line items. In additional all related financial information in the filing has been amended also.

Item 8A. Controls and Procedures, page 18

2.

We note your disclosure on page 18, which reflects management’s conclusion that you disclosure controls and procedures were not effective. Please revise your disclosure to describe the material factors that led to this conclusion.

The Company has performed an assessment for the year ended December 31, 2010 and as such will report its analysis in the 10K/A of the Company’s internal control for the past year and factors that led to its conclusion.

3.

We note your disclosure in the first paragraph on page 19 which reflects management’s conclusion that your internal controls over financial reporting were not effective as of December 31, 2010. However we further note that your disclosure in the fifth paragraph on page 19 reflects management’s conclusion that our internal controls over financial reporting were effective as of December 31, 2010. Please amend your filing to include one conclusion. Additionally, to the extent that you have concluded that internal controls over financial reporting were not effective as of December 31, 2010, please also include a discussion of any material weaknesses identified by management. Refer to Item 308T(a)(3)

The Company has performed an assessment for the year ended December 31, 2010 and as such will report its analysis in the 10K/A of the Company’s internal controls over financial reporting for the past year and factors that led to its conclusion.  The assessment and subsequent reporting of the analysis is consistent throughout the amended filing.

Form 10-Q for the Quarterly Period Ended March 31, 2011

General

4.

Please note that we are unable to conclude on your response to prior comments 3 and 5 until you file you amended form 10-Q for the quarterly period ended March 31, 2011 for compliance with the previously issued comments.

The Company has amended it Form 10Q for the quarter ended March 31, 2011. In the amended 10Q the Company has addressed prior comments 3 and 5 concerning the condensed balance sheet and internal controls.

The Company hereby acknowledges:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Kyle Gotshalk

Kyle Gotshalk

CEO